(LifePoint Hospitals Letterhead)
November 6, 2008
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	LifePoint Hospitals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 000-51251
Dear Mr. Rosenberg:
     Pursuant to the instructions on page 3 of your letter dated October 31, 2008, we hereby inform you that LifePoint Hospitals, Inc. intends to respond to the letter on or before November 21, 2008.
     If you have any questions regarding this letter, please do not hesitate to contact me at (615) 372-8512. Thank you in advance for your cooperation and assistance with respect to this matter.

Respectfully submitted,
/s/ David M. Dill
Executive Vice President and
Chief Financial Officer